**PURE DIAMONDS**
**EXPLORATION INC.** T.PUG



**Fax:** 1-202-777-1030

**To:** Securities & Exchange Commission – Washington, D.C.

**Attention:** Compliance

**From:** Debra Watkins

**Re:** Pure Diamonds News Release



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## STRICTLY CONFIDENTIAL

***Please deliver to the addressee immediately***

**PLEASE FIND ATTACHED LATEST NEWS RELEASE**

**Re: File No: 82-3520**

Suite 800 – 1199 West Hastings Street
Vancouver, B.C. Canada V6E 3T5
Phone: 604-687-2038 Fax: 604-687-3141

# NEWS RELEASE
# PURE DIAMONDS EXPLORATION INC.

**Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5**
**Tel.: (604) 687-2038 / Fax.: (604) 687-3141**

**June 24, 2009** **TSX Symbol:PUG**

## CORPORATE UPDATE

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") wishes to provide the following corporate update.

The Company has been informed by the Toronto Stock Exchange ("**TSX**") that it has commenced a de-listing review of the Company's common shares because the Company's Market Value of its listed securities has been below $3.0 million for 30 consecutive trading days. The Company is being reviewed under the TSX's Remedial Review Process and has been granted until June 29, 2009, to comply with all requirements for continued listing. As the Company's Market Value has not improved, the Company has applied to transfer its listed securities from the TSX to the Canadian National Stock Exchange ("**CNSX**"). Shortly after its listing on the CNSX, the Company proposes to do a share consolidation and name change to reflect the new direction the Company is taking. The Board of Directors believes that the Company's ability to identify new opportunities and projects and in turn conduct the equity financing required for its current operations and new ventures is contingent upon, among other things, a consolidation of its outstanding common shares.

At the Company's upcoming Annual General and Special Meeting of Shareholders to be held on July 21, 2009, Shareholders will be asked at the Meeting to approve a consolidation all of the issued common shares of the Company (of which 59,137,029 are currently issued) on the basis of every ten (10) old common shares, or such lesser number as the Company's Board of Directors may determine, being consolidated into one (1) new common share (the "**Share Consolidation**").

In conjunction with the Company's proposed Share Consolidation, management believes that changing the name of the Company to "**Burnstone Ventures Inc.**" would be in the best interest of the Company as the proposed name better signifies the new direction the Company is taking. The new name, being more generic, will allow the Company to pursue a wider range of business opportunities as it would not, as far as the name is concerned, just be tied to one commodity. Diamonds, including the Baffin Island Project, will continue to be the Company's main focus for the time being.

To secure the funding necessary to continue exploration on the Company's Baffin Island property in a High Arctic location, or to secure a new property or pursue new ventures, it is necessary to proceed with the Share Consolidation and, to reflect this consolidation and Management's ongoing efforts to locate new prospective opportunities for the Company, proceed with the name change to Burnstone Ventures Inc. We remain confident in the potential of the Baffin Island property, and that the continued efforts of Diamondex Resources Ltd. and Shore Gold Inc. will provide rewarding results from the Buffalo Hills Project. In the meantime, the Company is reviewing and will continue to review new opportunities on behalf of its shareholders, with the intent of diversifying the commodity base and possibly the business base of the Company.

**For further information, please contact:**

**Gordon Keevil – President**
(604) 687-2038 or visit our website at www.pure-diamonds.ca